

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2016

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
2nd Floor, Wanyuan Business Center
10 N Hongda Road
Daxing District, Beijing 100176
People's Republic of China

> **Re: Shineco, Inc.**
> **Post-effective Amendment to Form S-1**
> **Filed August 19, 2016**
> **File No. 333-202803**

Dear Mr. Zhang:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to avoid defining the term "promptly." To this end please delete the phrase "within one business day" throughout.

2. We note your response to our prior comments 1 and 10. If you will be selling the shares underlying the underwriter warrants pursuant to Rule 415(a)(1)(iii) please provide the undertakings required by Item 512(a) of Regulation S-K and check the box indicating this reliance on the registration statement cover page. If you will not be offering or selling the warrants pursuant to Rule 415 please tell us why this is the case.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Anthony W. Basch
        Kaufman & Canoles, P.C.